UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Quotesmith.com, Inc.

(Name of Issuer)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

749117206

(CUSIP Number)

Robert S. Bland

8205 South Cass Avenue

Suite 102

Darien, Illinois 60561

(630) 515-0170

with a copy to:

David J. Kaufman, Esq.

Duane Morris LLP

227 West Monroe Street

Suite 3400

Chicago, Illinois 60606

(312) 499-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749117206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert S. Bland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,355,445(1)

	8.	Shared Voting Power 3,033,787(1)

	9.	Sole Dispositive Power 2,355,445(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,355,445(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 32.2%

14.	Type of Reporting Person (See Instructions) IN

(1)           See Items 4, 5 and 6.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Maureen A. Bland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,355,445(1)

	8.	Shared Voting Power 3,033,787(1)

	9.	Sole Dispositive Power 2,355,445(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,355,445(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 32.2%

14.	Type of Reporting Person (See Instructions) IN

(1)           See Items 4, 5 and 6.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southcote Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,355,445(1)

	8.	Shared Voting Power 3,033,787(1)

	9.	Sole Dispositive Power 2,355,445(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,355,445(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 32.2%

14.	Type of Reporting Person (See Instructions) PN

(1)           See Items 4, 5 and 6.

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission on March 18, 2004, as amended on May 13, 2004.  Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect.  Terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 1.	Security and Issuer

Item 2.	Identity and Background
The first paragraph of Item 2 is hereby amended and restated as follows:

This Statement is filed by Robert S. Bland (“Bland”) and Maureen A. Bland (“Mrs. Bland”) as tenants in common who own 2,355,445 shares of Common Stock (the “Shares”) and Southcote Partners, L.P., a Delaware limited partnership (“Southcote”), whose sole general partners are Bland and Mrs. Bland, who own 2,355,445 shares (each, a “Holder” and collectively, the “Holders”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
The first sentence of the second paragraph of Item 4 is hereby amended and restated as follows:

On August 16, 2004, Zions Bancorporation (“Zions”) purchased 2,363,636 shares of Common Stock from Quotesmith pursuant to that certain Stock Purchase Agreement, dated as of March 1, 2004 (the “Stock Purchase Agreement”), as amended on May 7, 2004, by and between Quotesmith and Zions, representing approximately 32.3%(1) of the issued and outstanding shares of Common Stock.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
The information contained in Item 6 is hereby incorporated by reference herein.

(a)           As of the date of this Amendment, each of Bland, Mrs. Bland and Southcote is the beneficial owner of 2,355,445 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 32.2% of the issued and outstanding Common Stock.

The information in this Amendment (including Schedule 1) with respect to Zions and the Thoms Parties is based solely on information provided by Quotesmith to the Holders.  As of the date of this Amendment, each of Thoms and Mrs. Thoms is the beneficial owner of 670,151 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 9.2% of the issued and outstanding Common Stock.  As of the date of this Amendment, Zions is the

(1)                                  Percentage interest calculations in this Amendment are based upon Quotesmith having 7,322,468 total outstanding shares of Common Stock upon the consummation of the sale of the shares to Zions, as reported to the Holders by Quotesmith on August 16, 2004.

beneficial owner of 2,363,636 shares of Common Stock pursuant to Rule 13d-3 of the Act, representing approximately 32.3% of the issued and outstanding Common Stock.

Because each of the Holders and the Thoms Parties have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Quotesmith, and any shares of capital stock of Quotesmith for which they have voting rights, to elect the Zions Director, the Holders, the Thoms Parties and Zions may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each of the Holders disclaims the existence of a group with the Thoms Parties and Zions, and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any Holder that such a group exists.

(b)           The Holders have the sole power to vote and dispose or direct the vote or disposition of all of the Shares.  Each of Bland, Mrs. Bland and Southcote disclaims beneficial ownership of any shares of Common Stock or other securities beneficially owned by Zions or any of the Thoms Parties, and the filing of this Statement and the information contained herein shall not be construed as an admission that any of Bland, Mrs. Bland or Southcote is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such shares of Common Stock or other securities.

Each of the Thoms Parties and Zions has the sole power to vote and dispose or direct the vote or disposition of all of their respective shares of Common Stock listed in Item 5(a).  In addition, because each of the Holders and the Thoms Parties have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Quotesmith, and any shares of capital stock of Quotesmith for which they have voting rights, to elect the Zions Director, the Holders may be deemed to have the shared power to vote or direct the voting of the 3,033,787 shares of Common Stock beneficially owned by the Thoms Parties and Zions in the aggregate.

Each of the Thoms Parties’ business address is 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561.  Thoms is the Executive Vice President, Chief Operating Officer and a Director of Quotesmith.  Mrs. Thoms is a homemaker.  Each of Thoms and Mrs. Thoms are U.S. Citizens.

Zions business address is One South Main Street, Suite 1138, Salt Lake City, Utah 84111.

During the past five years, to the best knowledge of each Holder, no directors nor executive officers of Zions have, nor has any of the Thoms Parties (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.  Each of those individuals is a citizen of the United States.

(c)           Within 60 days of the date of this Amendment, the persons named in response to Item 5(a) sold shares of Common Stock in open market transactions on the Nasdaq SmallCap Market as set forth on Schedule 1 attached hereto.

Except as described above and in any statement, no Holder has, nor to the knowledge of the Holders, neither Zions nor any of the Thoms Parties has, effected any transactions in the securities of Quotesmith during the past 60 days.

(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ROBERT S. BLAND
Robert S. Bland

/s/ MAUREEN A. BLAND
Maureen A. Bland

Southcote Partners, L.P.

	By:	/s/ ROBERT S. BLAND
	Name:	Robert S. Bland
	Its:	General Partner

Dated August 18, 2004

Attention:  Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1 TO SCHEDULE 13D AMENDMENT NO. 2

Person Named in Response to Item 5(a)	Date of Transaction	Type	Number of Shares	Price Per Share	Where/How Transaction Effected

Thoms Parties	06/22/04	Sell	10,000	6.00	Open Market/Broker
Thoms Parties	06/30/04	Sell	11,900	6.00	Open Market/Broker
Thoms Parties	07/01/04	Sell	100	6.00	Open Market/Broker
Thoms Parties	07/02/04	Sell	200	6.00	Open Market/Broker
Bland Parties	07/02/04	Sell	1,000	6.00	Open Market/Broker
Thoms Parties	07/06/04	Sell	100	6.00	Open Market/Broker
Thoms Parties	07/06/04	Sell	200	5.86	Open Market/Broker
Thoms Parties	07/06/04	Sell	200	5.85	Open Market/Broker
Thoms Parties	07/06/04	Sell	100	5.89	Open Market/Broker
Thoms Parties	07/06/04	Sell	100	5.82	Open Market/Broker
Thoms Parties	07/06/04	Sell	100	5.81	Open Market/Broker
Thoms Parties	07/06/04	Sell	2,300	5.70	Open Market/Broker
Thoms Parties	07/13/04	Sell	115	5.70	Open Market/Broker
Thoms Parties	07/14/04	Sell	3,867	5.50	Open Market/Broker
Thoms Parties	07/14/04	Sell	200	5.51	Open Market/Broker
Thoms Parties	07/14/04	Sell	100	5.55	Open Market/Broker
Thoms Parties	08/06/04	Sell	200	5.50	Open Market/Broker
Thoms Parties	08/12/04	Sell	467	5.50	Open Market/Broker
Thoms Parties	08/16/04	Sell	100	5.50	Open Market/Broker